PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

March 1, 2026

The Board of Directors

Prudential Investment Portfolios, Inc.14

655 Broad Street

Newark, New Jersey 07102

Re:  PGIM Government Income Fund

To the Board of Directors:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through June 30, 2027, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.48% of average daily net assets for Class Z shares, and 0.47% of average daily net assets for Class R6 shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Fund Operating Expenses for Class Z shares. Expenses waived or reimbursed by the Manager for the purpose of preventing the expenses from exceeding a stated expense ratio limit may be recouped by the Manager within the same fiscal year in which such waiver and/or reimbursement is made. Any such recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time the waiver and/or reimbursement was made or (ii) the expense limitation in effect at the time of recoupment. This waiver may not be terminated prior to June 30, 2027, without the prior approval of the Fund's Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC

By:	s/Scott E. Benjamin
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Name:	Scott E. Benjamin
Title:	Executive Vice President